MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada |NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Initiates Enrollment in Phase IIb Hepatitis C Clinical Study of Celgosivir in Combination with PEGETRONTM

Vancouver, BC, CANADA & San Diego, CA, USA – November 22, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has initiated enrollment in a Phase IIb combination therapy clinical trial of celgosivir (MX-3253), supported in part through an agreement with Schering-Plough.  Celgosivir is an orally administered, first-in-class alpha glucosidase 1 inhibitor, in development for the treatment of chronic hepatitis C virus (HCV) infections.  Results of the study are anticipated in mid-calendar 2006.

Jim DeMesa, M.D., President and CEO of MIGENIX stated, "With the large market potential and unmet need in current hepatitis C treatment, celgosivir is an important component of our value proposition in the short-term.  Based on its strong demonstration of synergy in non-clinical studies to date, celgosivir shows great promise as part of a combination therapy approach to improving the success of treatment for patients suffering from chronic hepatitis C infections."

About MX-3253 and the Phase IIb Combination Study

MX-3253 (celgosivir) is an alpha-glucosidase I inhibitor and is currently the only oral anti-HCV drug in clinical development that acts through host-directed glycosylation.  In preclinical studies, celgosivir has demonstrated strong synergy with interferon-alpha with and without ribavirin and has the potential to be included as part of a combination therapeutic approach to improve efficacy and/or tolerability  A recently completed Phase IIa monotherapy study demonstrated that celgosivir was well tolerated with some evidence of antiviral activity in treatment-naïve chronic HCV patients.

The Phase IIb combination study of MX-3253 is a randomized, multi-center, active-controlled, 12 week evaluation of MX-3253 in three treatment arms of up to 20 chronic HCV “non-responder” patients each: celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); celgosivir plus peginterferon alfa-2b (2-way combination); and placebo plus peginterferon alfa-2b plus ribavirin (control).  An agreement was completed in July with Schering-Plough Corporation where they are contributing (a) the supply of PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules) and (b) certain technical and laboratory support and other services for the study.  In addition, the agreement grants Schering-Plough limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement.

Patients for the Phase IIb study will be selected based on having genotype 1 chronic HCV and having failed to respond to pegylated alpha interferon plus ribavirin therapy (non-responders).  Today, there are very limited treatment options for the approximately 50% of HCV patients who have failed treatment with the current standard of care, pegylated interferon plus ribavirin.

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals carry chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for chronic hepatitis C is pegylated interferon combined with ribavirin, which fails to provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1.  In addition, these drugs can cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

MIGENIX Inc. – NEWS RELEASE – November 22, 2005                                                            Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

Certain statements in this news release contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this news release include, but are not limited to statements concerning: having results from the Phase IIb MX-3253 combination study by the mid calendar 2006. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on collaborations; dependence on key personnel; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

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